Maxim Group LLC

405 Lexington Ave

New York, NY 10174

May 23, 2018

VIA EDGAR

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa M. Kohl

Re:	Airborne Wireless Network Registration Statement on Form S-1 Filed August 31, 2017, as amended File No. 333-220295

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), as the underwriters in the offering of units, with each unit consisting of one share of Series A Convertible Preferred Stock and one Series 1 Warrant to purchase one share of Series A Convertible Preferred Stock, one Series 2 Warrant to purchase one share of Series A Convertible Preferred Stock and one Series 3 Warrant to purchase one share of Series A Convertible Preferred Stock, of Airborne Wireless Network (the “Company”), pursuant to such Registration Statement (the “Offering”), we hereby join the Company in requesting that the effective date for such Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on May 23, 2018, or as soon thereafter as practicable.

Please be advised that during the period from April 6, 2018 to the date of this letter, the preliminary prospectus, dated April 6, 2018, April 17, 2018 and April 27, 2018 (the “Preliminary Prospectus”), in connection with the Registration Statement were distributed approximately as follows:

Copies to underwriters:	0
Copies to prospective dealers:	0
Copies to prospective institutional investors:	50
Copies to prospective retail investors:	0
Total	50

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Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

We confirm that the underwriters participating in the Offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Head of Investment Banking, Executive Managing Director

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